ANDREWS
ATTORNEYS ___
KURTH LLP

600 Travis, Suite 4200
Houston, Texas 77002
713.220.4200 Phone
713.220.4285 Fax
andrewskurth.com

August 24, 2006

<u>By Facsimile 202.772.9368</u>

Office of the Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn: Ms. Leslie Overton

      Re: *Legacy Reserves LP*
              Registration Statements on Form S-1 (File Nos. 333-134056 and 333-134064)
              (the "Registration Statement")

Dear Ms. Overton:

      This letter is being submitted on behalf of Legacy Reserves LP (the "Partnership") in connection with three recent acquisitions by the Partnership of working and net revenue interests in oil and natural gas producing properties from three separate sellers.

      South Justis Acquisition. On June 29, 2006, the Partnership acquired from Henry Holding LP for $13.5 million in cash and 138,000 newly issued units, subject to adjustment, (1) a 15% operated working interest in the South Justis Field in Lea County, New Mexico with respect to 112 producing wells and 94 water injection wells with an aggregate daily production of approximately 125 net Boe and (2) an operating contract entitling the Partnership to approximately $1.6 million annually in administrative overhead fees from the owners of the remaining 85% working interest in those properties, subject to an annual cost escalator.

      Farmer Field Acquisition. Also on June 29, 2006, the Partnership acquired from Larron Oil Corporation for $5.6 million in cash a 100% operated interest in 49 wells in the Farmer Field in Crockett and Reagan counties in West Texas with an aggregate daily production of 76 net Boe.

      We believe that the Farmer Field Acquisition and the South Justice Acquisition are not related acquisitions because the properties were acquired from two separate sellers (and were therefore not under common management or control) in two unrelated transactions that were not conditioned upon each other or the occurrence of a single common event.

Kinder Morgan Properties Acquisition. On July 31, the Partnership acquired from Kinder Morgan Production Company LP for $17.3 million, subject to adjustment, 85 producing wells and 44 water injection wells in 9 fields in Texas and south east New Mexico with an aggregate daily production of approximately 300 Boe. The Kinder Morgan Properties Acquisition, the South Justis Acquisition and the Farmer Field Acquisition are referred to herein collectively as the "Acquisitions."

In connection with the Acquisitions, we respectfully seek the Staff's concurrence with the Partnership's analysis, under Rules 3-05, 11-01 and 11-02 of Regulation S-X, of the treatment of the Farmer Field Acquisition (not significant) and the South Justis and Kinder Morgan Properties Acquisitions (each significant), as well as the Staff's waiver of the requirement to provide full financial statements for the periods required and permission for this requirement to be met by providing audited statements of revenues and direct operating expenses, accompanied by footnote disclosure of reserve quantities and standardized measure pursuant to FAS 69.

The Partnership included in its Registration Statement, filed on May 12, 2006, the following historical financial data:

- with respect to the Moriah Group (the predecessor of the Partnership as acquiring entity for accounting purposes), audited financial statements for the years ended December 31. 2005, December 31, 2004, and December 31, 2003;

- with respect to the Brothers Group, the audited financial statement for the years ended December 31, 2005, December 31, 2004, and December 31, 2003;

- with respect to H2K Holdings Ltd., the historical financial statements of the oil and natural gas operations of Paul T. Horne for the years ended December 31, 2005, December 31, 2004, and December 31, 2003;

- with respect to selected properties of Charities Support Foundations Inc. and Affiliates, the audited financial statements for the years ended December 31, 2005 and December 31, 2004;

- with respect to the PITCO Properties (as defined in the Registration Statement), the statement of revenues and direct operating expenses for the years ended December 31, 2004, December 31, 2003, and December 31, 2002, the six months ended June 30, 2005 and June 30, 2004, along with unaudited footnote disclosure of reserve quantities and the standardized measure pursuant to FAS 69.

The Partnership now proposes to include in its first amendment to its Registration Statement, which it expects to file as soon as possible:

1.   audited statements of revenues and direct operating expenses for the years ended December 31, 2005 and 2004 and unaudited statements of revenues and direct operating expenses for the six month periods ended June 30, 2006 and 2005, in each case including

footnotes with oil and gas information as required pursuant to FAS 69, for the properties acquired in the South Justis Acquisition and Kinder Morgan Properties Acquisition;

2.   expanded pro forma income statements for the year ended December 31, 2005 and the six-month period ended June 30, 2006, in each case assuming that the South Justis Acquisition and Kinder Morgan Properties Acquisition had been consummated at the beginning of 2005; and

3.   a pro forma balance sheet as of June 30, 2006, assuming that the Kinder Morgan Properties Acquisition had been consummated at that date.

Financial Statement Requirements

Rule 3-05 Significance Analysis. We have prepared and set forth in Exhibit A hereto a significance analysis in accordance with Rules 1-02(w) and 3-05 of Regulation S-X for the properties to be acquired in the Acquisitions.

Rule 3-05(b)(2)(iv) Net Revenues Test. The revenues generated by the properties to be acquired in the South Justis Acquisition and Kinder Morgan Properties Acquisition during the year ended December 31, 2005 were approximately $4.1 million[1] and $6.3 million, respectively.

Working Interests in Oil and Gas Properties. We understand that it is the Staff's position that the acquisition of a working interest in an oil and gas property is considered the acquisition of a "business," and that therefore, full audited financial statements would be required with respect to the working interests to be acquired in the South Justis Acquisition and the Kinder Morgan Properties Acquisition. However, we also understand that the Staff will permit this requirement to be met by providing audited statements of revenues and direct expenses, accompanied by footnote disclosure of reserve quantities and standardized measure pursuant to FAS 69.

We believe that audited statements of revenue and direct operating expenses, along with FAS 69 disclosures, will provide the investors the relevant financial information regarding the South Justis Acquisition and Kinder Morgan Properties Acquisition. We believe that full financial statements would not be meaningful for the following reasons:

- Stand-alone financial statements relating to the assets have never previously been prepared;

- The prior owners of the assets were not reporting entities and did not prepare financial statements in accordance with GAAP;

- A practicable determination of the portion of historical general and administrative expenses or other indirect expenses that were attributable to the properties

---

[1] Includes $1.6 million of annual administrative overhead fee pursuant to an operating contract.

acquired in the South Justis Acquisition and Kinder Morgan Properties Acquisition is indeterminable and not indicative of the level of such expenses to be incurred by the Partnership in the future; and

- Historical depreciation, depletion and amortization attributable to the properties acquired in the South Justis Acquisition and Kinder Morgan Properties Acquisition is irrelevant to the ongoing financial reporting because the acquired wells will be recorded at the Partnership's acquisition cost and depleted over future periods. Similarly, amounts spent previously for exploration and development of the properties acquired in the South Justis Acquisition and Kinder Morgan Properties Acquisition (if determinable) would not be indicative of what will be spent by the Partnership in the future.

We therefore ask for the Staff's concurrence and waiver, with respect to the third paragraph below, that, based on the significance analysis set forth in Exhibit A and the facts set forth above:

- pursuant to Rule 3-05(b)(2)(iv), separate financial statements for the South Justis Acquisition and Kinder Morgan Properties Acquisition are required because their significance is greater than 50% each based on the income test;

- furnishing of financial statements covering the years ended December 31, 2005 and 2004 will be sufficient to meet the requirements of Rule 3-05(b)(2)(iv), since the revenues generated by the properties to be acquired in the South Justis Acquisition and Kinder Morgan Properties Acquisition during the year ended December 31, 2005 were less than $25 million;

- statements of revenues and direct operating expenses listed under item 1. on page 3 above[2], accompanied by footnote disclosure of reserve quantities and standardized measure pursuant to FAS 69 for the properties acquired in the South Justis Acquisition and Kinder Morgan Properties Acquisition will be sufficient to meet the financial statement requirements set forth above; and

- expanded pro forma income statements with respect to the Partnership for the year ended December 31, 2005 and the six-month period ended June 30, 2006, in each case assuming that the South Justis Acquisition and the Kinder Morgan Properties Acquisition had been consummated at the beginning of 2005, and a pro forma balance sheet as of June 30, 2006, assuming that the Kinder Morgan Properties

[2] With respect to the South Justis Acquisition, the annual administrative overhead fee due to the Partnership under an operating contract acquired will be reflected in these statements. Our incremental costs for providing the administrative services under the operating contract are expected to be in the range of $300,000 to $400,000 per year. The previous operator did not separately account for the costs of administrative services necessary to operate the properties.

HOU:2608823.3

Acquisition had been consummated at that date, will be sufficient to meet the requirements of Rules 11-01 and 11-02 of Regulation S-X.

Thank you for considering our request. We would welcome an opportunity to discuss this letter and the information set forth herein with the Staff and provide any additional information that may be helpful to the Staff in consideration of this matter. Please contact the undersigned at 713-220-4322 with any questions.

Very truly yours,



Gislar Donnenberg

cc: Jill Davis–Securities and Exchange Commission
       Jennifer Goeken–Securities and Exchange Commission
       Steven H. Pruett–President, Chief Financial Officer and Secretary, Legacy Reserves GP, LLC
       William M. Morris–Vice President, Chief Accounting Officer and Controller, Legacy Reserves GP, LLC
       Kevin Hubbard–BDO Seidman, LLP

HOU:2608823.3

EXHIBIT A

Significance Test

Acquisition	Closing Date	Investment/ Asset Test[1]		Income Test	
		Purchase Price ($ in millions)	% of Moriah Group Total Assets	Revenues less direct operating expenses ($ in millions)	% of Moriah Group 2005 Income Before Taxes
Farmer Field Acquisition	June 29, 2006	5.6	6.4%	1.0	16.4%
South Justis Acquisition	June 29. 2006	15.8	18.2%	3.2	54.5%
Kinder Morgan Properties Acquisition	July 31, 2006	17.3	19.9%	4.7	80.2%

---

[1] Asset Test and Investment Test are used interchangeably since the purchase price was significantly higher than the carrying value of the properties acquired.